January 30, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Christine Westbrook

Re:	Citius Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed January 12, 2018
File No. 333-222538

Ladies and Gentlemen:

We write this letter on behalf of our client Citius Pharmaceuticals, Inc. in response to the comment of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated January 25, 2018. Our response below is numbered to correspond to the numbered comment in the Staff’s letter, which is repeated below in italics.

FORM S-1

Form S-1 Filed January 12, 2018

Incorporation of Certain Documents by Reference, page 63

1.	Please revise your disclosure to incorporate by reference your definitive proxy statement filed on December 13, 2017 and current reports on Form 8-K filed on October 10, 2017, October 24, 2017, October 31, 2017, November 7, 2017 (two), November 9, 2017, December 1, 2017 and December 19, 2017. Refer to Item 12(a)(2) of Form S-1.

U.S. Securities and Exchange Commission

January 30, 2018

The requested disclosure has been made on page 63.

* * * * *

Citius Pharmaceuticals, Inc. respectfully submits that the foregoing discussions and amendments to the registration statement are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson

cc: Jaime Bartushak, Chief Financial Officer